SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

AMENDMENT NO. 4
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

File No. 005-31481
_________________

Keystone Consolidated Industries, Inc.
(Name of the Issuer)

Contran Corporation
KYCN Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493422 30 7
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Andrew B. Nace Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas 75240-2694 (972) 233-1700	Neel Lemon Bill Howell Baker Botts L.L.P. 2001 Ross Avenue, Suite 1100 Dallas, TX 75201 (214) 953-6500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☑

Introduction

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2013, and was amended on each of June 7, 2013, June 20, 2013 and July 11, 2013, with respect to the merger (the “Merger”) of KYCN Acquisition Corporation (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Contran Corporation (“Contran”), with and into Keystone Consolidated Industries, Inc., a Delaware corporation (“KCI”).  This Amendment No. 4 is a final amendment reporting the results of the transaction.

Results of the Transaction

Effective 5:00 p.m. Eastern time on July 22, 2013 (the “Effective Time”), the Merger was consummated pursuant to a Certificate of Ownership and Merger filed by Merger Sub with the Secretary of State of the State of Delaware.  Prior to the Effective Time, Contran contributed all of the shares of common stock, par value $0.01 per share, of KCI (the “Shares”) owned by Contran to Merger Sub, and Merger Sub’s board of directors adopted resolutions approving the Merger.  Also on July 22, 2013, KCI filed a Form 15 with the Commission, providing notice of the termination of KCI’s reporting requirements under the Securities Exchange Act of 1934, as amended.  As a result of the Merger, the Shares are no longer traded on any securities exchange or automated quotation system, including the OTC Market’s OTCQB.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 22, 2013

CONTRAN CORPORATION

By:  /s/ Bobby D. O’Brien
Bobby D. O’Brien
Vice President

KYCN ACQUISITION CORPORATION

By:  /s/ Gregory M. Swalwell
Gregory M. Swalwell
Vice President